VIA EDGAR SUBMISSION

Ms. Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
USA - Washington, D.C. 20549-7010

Basel, June 27, 2008

Re:	Syngenta AG
Form 20-F for the year ended December 31, 2007
Filed February 28, 2008
File No. 001--15152

Dear Ms. Cvrkel:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated June 6, 2008 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed February 28, 2008 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.

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Form 20-F for the Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

- Results of Operations 2007 Compared to 2006, page 31
- Operating income, page 35

1.
We note your disclosure that operating income increased 77% in 2007 to $1,464 million which included a $50 million non-recurring change of control payment from Delta & Pine Land following their acquisition by Monsanto.  Please provide us more details about the nature of this payment and tell us why you believe it was appropriate to record the amount as a component of operating income.  Also, please tell us where this amount is reflected in the statement of cash flows.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 2/11

Under the terms of a 2004 license agreement between Syngenta and Delta and Pine Land Company (D&PL), D&PL became obligated to pay Syngenta a US$50 million change of control transaction fee when Monsanto Company acquired control of D&PL in 2007. We included the $50 million change of control payment in operating income because all revenues and expenses from the license agreement have been reported within operating income. We disclosed the amount in the paragraph headed ‘Business Development’ at the start of note 4 to our consolidated financial statements, and also in our 20-F item 5 Operating and Financial Review so that the impact of the transaction on Syngenta’s operating income was transparent.  IAS 1 does not define ‘operating income’ and neither requires nor prohibits its disclosure. The consolidated income statement format in our 2007 financial statements is consistent with prior years and, in common with other IFRS preparers, does not include a ‘non-operating’ category within profit or loss before tax. Only share of the profit or loss of associates and joint ventures and net financial expense are disclosed separately from operating income.

In the cash flow statement, the amount is included within the ‘income before taxes’ line in the consolidated cash flow statement, and hence within cash flow from operating activities.

Audited Financial Statements

Consolidated Income Statement, page F-3

2.
We note that your analysis of expenses as presented on the face of the income statement is based on the function of expenses or "cost of sales" method.  Please revise future filings to include disclosure of additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense.  See paragraph 93 of IAS 1.  In order to provide a comparative analysis, we believe this information should be presented together in one table and reconciled to operating and net income.

Syngenta has disclosed depreciation and amortization expense and employee benefits expense as part of the segment information in note 4 to its consolidated financial statements. In our opinion, these disclosures meet the IAS 1 requirement in respect of personnel costs (employee benefit expense), depreciation, amortization and impairment expense.

In response to the Staff’s request that we include this information in a single table, in our 2008 filings we will include the following table in note 4 to our consolidated financial statements:

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 3/11

(US$ million)	2008	2007	2006
Salaries, short-term employee benefits and other personnel expense		(1,748)	(1,641)
Pension and other post-employment benefit expense		(138)	(146)
Share based payment expense		(42)	(42)
Total Personnel costs		(1,928)	(1,829)
Depreciation of property, plant & equipment		(230)	(229)
Impairment of property, plant & equipment		(20)	(22)
Amortization of intangible assets		(168)	(166)
Impairment of intangible assets		(16)	(46)

There is no IAS 1 requirement to reconcile this information to operating income and net income. A full reconciliation of expense by nature to operating and net income would be onerous to prepare because our accounting systems are not configured to produce a consolidated income statement which is comprehensively analyzed based on the nature of expenses.

3.
Please revise future filings to include disclosure of the per share amount of distributions paid to group and minority shareholders either on the face of the income statement or the statement of changes in equity, or in the notes to the financial statements in your reporting currency of US dollars.  See paragraph 95 IAS 1.

The financial highlights in item 3 to our 20-F filing include the US dollar equivalent of the Swiss franc per share amounts disclosed in the notes to our statement of changes in equity in the consolidated financial statements. In response to the staff’s request, in future filings we will also disclose in our consolidated financial statements the US dollar amounts of these distributions per share paid to group shareholders, alongside the Swiss franc amounts. We have not expressed the minority dividends as a per Syngenta AG share measure because minority shareholders in subsidiaries of Syngenta AG, in their capacity as shareholders of those subsidiaries, have no ownership interest in Syngenta AG shares.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 4/11

Consolidated Balance Sheet, page F-4

4.
We note from your presentation on the face of the balance sheet and your disclosure in Note 24 that you disclose the number of issued and outstanding shares. Please revise future filings to also disclose the number of shares authorized.  See paragraph 76 of lAS 1.

While Swiss company law does in principle recognize the concept of authorized share capital, the Shareholders' Meeting of Syngenta AG has not passed any resolution regarding a possible creation of authorized share capital. Such resolution would require a qualified majority vote of two thirds of the votes represented at the actual shareholders' meeting and would be reflected in a respective amendment of the Company's articles of incorporation.  In future filings, we will revise the first sentence of note 24 to the consolidated financial statements to state that there is no authorized but unissued share capital, if that statement is still true at the future filing date.

Note 2. Accounting Policies

- Revenue Recognition, page F-12

5.
We note your disclosure in the last paragraph of your disclosure on revenue recognition, that other benefits granted to customers in cash or in kind are classified as marketing and distribution expenses.  Please explain to us, and disclose in future filings, the nature of these other benefits and why you believe it is appropriate to record these as marketing and distribution expenses, rather than as reductions of revenue.

The benefits referred to are not part of sales terms agreed with the customers and not linked to sales transactions, but are paid either for specific services performed by customers for Syngenta or for general customer relationship reasons. An example of this is payment to retail dealers to set up demonstrations of Syngenta products. Unless Syngenta and the customer have a shared understanding that there is a clear link between sales transactions and a payment by Syngenta to the customer, we believe such payments should be reported separately from the sales transaction. To clarify this, in future filings we will reword the last sentence of the paragraph which the Staff are referencing as follows: “Amounts paid to customers which are not linked to sales transactions, such as payments for specific services provided to Syngenta by the customer, are classified as expenses of the appropriate function, generally marketing and distribution.”

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 5/11

6.
We note your disclosure that the cost of loyalty schemes which entitle customers to free or discounted third party products or services if they meet conditions linked to purchases of Syngenta products are generally classified as a reduction in revenue and the cost of Syngenta products supplied free of charge to customers is classified as cost of goods sold.  Please tell us, and disclose in future filings, the point at which you record the liability and related charge to revenue or cost of sales for these loyalty programs. Also, please identify the caption which includes the liability, if any, for these amounts on your balance sheet as of December 31, 2007.

Currently, Syngenta records liabilities for loyalty programs when the related sales are made. These loyalty programs are directly linked to sales transactions and for this reason, their costs are generally deducted from sales. Liabilities associated with loyalty programs are classified within trade accounts payable. To clarify this, in future filings we will add the following sentence to our revenue accounting policy note: “Syngenta records liabilities for loyalty programs when the related sales are made.  Liabilities associated with loyalty programs are classified within trade accounts payable”. Syngenta is also currently addressing the adoption of IFRIC 13, which sets out accounting guidance for these transactions. Adoption of IFRIC 13 is mandatory for Syngenta with effect from January 1, 2009, and retrospective application is required.

 - Intangible Assets Other Than Goodwill, page F-16

7.
We note your disclosure that cost for internally generated assets, such as software, represents direct internal and external design, development, and testing costs incurred to make the asset ready for use in the manner intended by management.  Please tell us the nature and amounts of any internally developed intangible assets, other than software, that are included in your balance sheet as of December 31, 2007 or 2006. Also, tell us the nature of the types of costs capitalized as part of the internally developed intangible assets.

In accordance with IAS 38 paragraph 59, Syngenta capitalizes costs of its own designs for production molds used by third party suppliers in its crop protection supply chain. At December 31, 2007, the amount capitalized was less than US$1 million.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 6/11

8.
We note your disclosure that under IFRS 3, in-process research and development (IPR&D) is valued as part of the process of allocating the purchase price in a business combination.  For the IPR&D capitalized as part of the 2006 and 2007 acquisitions, please explain to us the nature of the amounts capitalized.  Also, please explain how you determined that the amounts met the definition of an intangible asset, how the cost is reliably measurable, and how you determined or calculated the fair value of the asset. See paragraphs 21 and 34 of lAS 38.

The aggregate valuation of IPR&D on 2006 and 2007 acquisitions was approximately US$5 million, out of Syngenta’s total intangible asset carrying amount of US$2,790 million. The US$5 million relates to the development pipeline of acquired seed companies at the acquisition date. The process of developing and bringing to market new seed products takes several years. In our opinion, this pipeline of products under development corresponds to the IPR&D projects which IAS 38 paragraph 42 requires to be recognized as an intangible asset. As disclosed in the ‘purchase price allocation’ paragraph of note 3 to our consolidated financial statements, IPR&D was valued using the relief from royalty (RFR) method which is an accepted method of determining value for purchase price allocation under the income approach.  The royalty rates used were based on actual license agreements with third parties for similar products. Such agreements are common in the seed industry.  We did not use the cost approach in determining the IPR&D value.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 7/11

Note 7. Restructuring and Impairment, page F-33

9.
We note your disclosure that divestment gains of $121 million include $109 million realized from the sale of a major part of the Rosental site in Basel.  Please tell us the amount and nature of consideration received from the sale and provide us details of how the gain was calculated or determined.

Syngenta received unconditional cash consideration of US$145 million on completion of the property sale. The net book value of the assets sold was US$36 million. Syngenta leased back certain buildings from the purchasers under an operating lease for periods up to 5 years to cover the period while Syngenta staff are consolidated on the retained part of the site. In accordance with IAS 17, the gain on sale was recognized in full on completion because the leaseback was an operating lease and the sale and leaseback rentals were at market price: “If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss shall be recognised immediately” (IAS 17 paragraph 61). The land and buildings sold were classified as assets held for sale in Syngenta’s 2006 IFRS consolidated balance sheet.

Note 8. Income Tax Expense, page F-35

10.
Please tell us in further detail the nature of the adjustments to current tax expense for prior periods recognized during 2006 which amounted to $101 and that are included as part of that periods current income tax expense. Your response should explain why these amounts were recognized during 2006 when they relate to periods prior to 2006. If the $101 is attributed largely to the matters discussed in the paragraph following the table showing the components of current tax expense, please revise the discussion provided in future filings to quantify the amounts attributable to each of the matters discussed on page F-35.

The adjustments to current tax expense for prior periods recognized during 2006 are attributed largely to the matters discussed in the paragraph following the table showing the components of current tax expense. Approximately US$54 million relates to the Australian Tax Authorities litigation, which was settled during 2006 with an outcome more favorable than anticipated and the adjustment was recognized in the year settlement was achieved. Approximately US$87 million related to the conclusion of tax audits in 2006 for periods up to 2002 in several countries including the United States and Japan and the conclusion of Advance Pricing Agreements (“APA”s) in Australia and Japan. It is Syngenta's practice to release tax provisions relating to a particular tax year when the tax audit of that year is completed, an APA settlement is reached which impacts on previous years’ tax payments or otherwise

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 8/11

the statute of limitations for that year expires, unless there is evident reason for earlier release.

Syngenta accounts for adjustments to current tax expense in respect of prior periods in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” ,and IAS 10, “Events after the Reporting Period”. As the above changes were 2006 events, they were accounted for as a change in accounting estimate in 2006.

These adjustments were partly offset by an approximate US$9 million increase in accruals related to open tax years in countries where Syngenta owns a significant part of its intellectual property due to an updated assessment of comparable royalty rates in 2006. There are other less significant adjustments in various other legal entities in the Syngenta group.

The analysis to complete the response to the Staff's question brought to light that adjustment to current tax for prior periods erroneously included two adjustments related to deferred tax totaling US$18 million, with an offsetting error in current tax relating to current year. The adjustment to current tax for prior periods recognized for 2006 should have been reported as US$119 million and current tax for current year in 2006 should have been reported as US$(221) million. Total current tax expense for 2006 was correctly reported as US$(94) million. Deferred tax expense for 2006 was also correctly reported as US$(67) million and there is no impact on net income, equity or on the face of the balance sheet. Because of this, and because the 2007 disclosures are unaffected, in the opinion of Syngenta, it is unlikely that the economic decisions of users of the financial statements would be affected by this misclassification within the 2006 current income tax footnote disclosures.

Syngenta will revise the discussion provided in future filings to quantify the amounts attributable to each of the matters discussed related to the table showing the components of current tax expense, which will be revised as follows:

(US$ million)	2006
Current tax expense/(benefit) relating to current years	(221)
Adjustments to current tax for prior periods	119
Benefit of previously unrecognized tax losses	8
Total current income tax expense/(benefit)	(94)

Note 12. Inventories, page F-38

11.
We note your disclosure that inventories carried at fair value less costs to sell were $553 million as of December 31, 2007.  In light of your disclosure in Note 2 that inventories valued at fair value less estimated point of sale costs are biological assets, principally young plants and cuttings in the Seeds flowers business, please

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 9/11

explain to us why this amount is significantly higher than the inventory value of biological assets of $25 million as of December 31, 2007.  Also, please explain to us why the amount of inventories carried at fair value less costs to sell significantly increased between 2006 and 2007.

The reported US$553 million 2007 amount of inventories carried at fair value less costs to sell included biological assets of US$25 million, and also all other inventories which had been written down to net realizable value, which represented the US$528 million balance of the reported figure. In performing the analysis to complete the response to the Staff's question, it became apparent that the $553 million and the US$789 million amount in the line above labeled “cost of inventories against which provisions have been made” are both overstated by an estimated US$275 million, because unrealized profit in inventories had not been eliminated from this disclosure and because a small number of subsidiaries had misunderstood the disclosure requirement and reported amounts which included inventories outside the scope of this disclosure.

The consolidated income statement and the balance sheet amount for inventories, and all other amounts disclosed in note 12 to the consolidated financial statements including the balance and movement on provisions for inventories, were correctly reported.

The overall increase compared to 2006 in the reported amount of “inventories carried at fair value less costs to sell” included: a US$21 million increase in biological assets which was primarily due to the Fischer acquisition; increases particularly in Switzerland, Panama, the USA and Japan related to the overall 11% increase in inventories between 2006 and 2007; and the effect of the error mentioned above.

In our opinion, while the lower correct figures for cost of inventories against which provisions have been made and inventories carried at fair value less cost to sell may have given a marginally more favorable impression of the net realizable value of Syngenta’s inventory at December 31, 2007, it is very unlikely that the error would influence the view of a user on Syngenta’s performance and financial position or the economic decisions of users of the consolidated financial statements. Our opinion takes into account the fact that we have received no questions or comments from users of our financial statements which relate to these figures. We propose to correct the error in future 20-F filings.

Note 16. Deferred Taxes, page F-44

12.
We note that in 2007, 2006 and 2005, you have a netting adjustment to reduce your deferred tax assets and liabilities.  Please tell us, and disclose in future filings, the nature of this netting adjustment and why you believe it is appropriate to record as a reduction to deferred tax assets and liabilities.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 10/11

The netting adjustment is required in order to comply with IAS 12 paragraph 74, which requires an entity to offset deferred tax assets and liabilities levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously, where a legal right of offset exists. We will add a note to our future filings to clarify this.

Note 34. Subsequent Events

13.
We note from your disclosure on page 24 that on February 9, 2008 the microbial QUANTUM Phytase business was sold to AB Enzymes.  Please tell us the nature and terms of this sale including whether you recognized a gain or loss on the sale.  Also, in future filings, please disclose transactions such as this sale in the subsequent events note to the financial statements, to the extent the transaction was material.

The intellectual property assets and inventories of the QUANTUM Phytase business were sold unconditionally for cash consideration. The consideration and gain or loss on sale were both less than US$10 million which Syngenta judged not sufficiently material to warrant separate disclosure in the consolidated financial statements. We confirm that any material transactions occurring after December 31 and before our 20-F filing date always have been and will in future be disclosed as subsequent events in our financial statements.

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Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, June 27, 2008 Page: 11/11

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41-61-323-5362) or James Halliwell, Group Financial Controller (+41-61-323-7074), with any questions you may have with respect to the foregoing.  Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) of Davis Polk & Wardwell, Syngenta’s counsel, with respect to this letter.

Very truly yours,

/s/ John Ramsay
John Ramsay Chief Financial Officer

cc:     Michael Mack
James Halliwell
Syngenta AG

Michael Kaplan
Davis Polk & Wardwell

Eric Ohlund
               Ernst & Young AG